DirectBooking Technology Co., Ltd.

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong, Kowloon, Hong Kong

+852 3997 3682

January 21, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Ben Holt

Re:	DirectBooking Technology Co., Ltd. Registration Statement on Form F-3 File No. 333-292662

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, DirectBooking Technology Co., Ltd. hereby requests that the United States Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on January 22, 2026 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Mr. David Manno of McCarter & English, LLP by telephone at +1 212-609-6833 or via e-mail at dmanno@mccarter.com.

Very truly yours,

For and on behalf of DirectBooking Technology Co., Ltd.

/s/ Tan Yu
Name:	Tan Yu
Title:	Chief Executive Officer, Chairman of the Board and Director